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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Gilat Satellite Networks Ltd

(Name of Issuer)

Ordinary Shares, par value NIS 0.20 per share

(Title of Class of Securities)

M51474-10-0

(CUSIP Number)

Eyal Issaharov, Bank Hapoalim, 63 Yehuda Halevi St., Tel-Aviv, Israel
Tel: 972-3-5676532

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 26, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ..M51474-10-0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bank Hapoalim B.M.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) : OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power : 3,302,428
	8.	Shared Voting Power
	9.	Sole Dispositive Power : 3,302,428
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,302,428 Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) : 14.86% of outstanding shares
14.	Type of Reporting Person (See Instructions) : BK

Item 1.	Security and Issuer

The securities to which this statement relates are the Ordinary Shares, par value NIS 0.20 per share, of Gilat Satellite Networks Ltd. (the "Company").

The Company's principal executive offices are at 21 Yegia Kapayim St., Petach-Tikva, Israel.

The Company is a provider of products and services for satellite-based communications networks based on very-small aperture terminals (VSATs). These small units, which attach to personal computers (PCs), enable the transmission of data, voice and images to and from certain satellites.

This Amendment No. 1 is being filed by the undersigned to report the issuance on November 17, 2003 of 1,520,585 ordinary shares to Bank Hapoalim B.M. in connection with Gilat's exchange offer (as set forth in the Offering Circular and Disclosure Statement dated October 14, 2003).

Item 2.	Identity and Background

This Statement is being filed by Bank Hapoalim B.M.

Bank Hapoalim B.V. (the "Bank") is a commercial bank and a public company, incorporated under the laws of Israel and maintains its principal executive office at 50 Rothchild Blvd., Tel-Aviv, Israel.

(d) - (e) During the last five years, neither the Bank, nor, to the best of its knowledge, any of its directors or executive officers, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civic proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities.

Item 3.	Source and Amount of Funds or Other Consideration

This Amendment No. 1 is being filed by the undersigned to report the issuance on November 17, 2003 of 1,520,585 ordinary shares to Bank Hapoalim B.M. in connection with Gilat's exchange offer (as set forth in the Offering Circular and Disclosure Statement dated October 14, 2003).

The Bank obtained the remainder of its holdings in the Company as a result of a debt restructuring plan (creditors arrangement) approved by the Israeli District Court in Tel Aviv, all as set forth in the Proxy Solicitation for a meeting of the holders of the Company's 4.25% Convertible Subordinated Notes due 2005 to approve a plan of arrangement with certain of the Company's creditors pursuant to Section 350 of the Israeli Companies Law - 1999.

Item 4.	Purpose of Transaction - Conversion of Debt to Equity

Item 5.	Interest in Securities of the Issuer

(a)	As of the date of this Amendment No. 1, the Bank holds 3,302,428 Ordinary Shares, which represents approximately 14.86% of the outstanding Ordinary Shares.

(b)	The Bank has sole power to vote and dispose of the 3,302,428 Ordinary Shares. To the best knowledge of the Bank, none of its executive officers and directors presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares held by the Bank.

(c)	On November, 17, 2003 the Bank received 1,520,585 ordinary shares in connection with Gilat's exchange offer (as set forth in the Offering Circular and Disclosure Statement dated October 14, 2003).

(d)	No Person is known to have the power to direct the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares held by the Bank except for the Bank.

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Bank obtained its holdings in the Company as a result of a debt restructuring plan approved by the Israeli District Court in Tel Aviv. As part of the arrangement the Bank obtained the following holdings in the Company:

1)	924,430 Ordinary Shares of the Company in exchange for a reduction of $25.5 million of Company's debt to the Bank (25% of the Debt).

2)	$5,100,000 of the Company's new Convertible Notes in exchange for a reduction of $5.1 million of the Company's debt to the Bank (5% of the Debt). These notes were converted into equity as reported in the Amendment No. 1.

3)	In exchange for 29,700,000 4.25% Subordinated Convertible Notes due 2005 of the Company held by the Bank, the Bank received additional 857,413 Ordinary Shares of the Company and $7,064,679 principal amount of the Company's 4.00% Convertible Notes due 2012. These notes were converted into equity as reported in the Amendment No. 1.

4)	The Company owes to the Bank an additional sum of $71.4 million to be repaid over a period of 10 years.

5)	The Bank has appointed a member to the board of directors of the Company.

Item 7.	Material to be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date

Signature

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)